Exhibit 12.1 OPINION OF HESS LEGAL COUNSEL

September 29, 2026

Qnetic Corporation

276 5th Avenue, Suite 704-3137
New York, New York 10001

RE: Opinion of Counsel Securities Qualified Under Offering Statement on Form 1-A

Ladies and Gentlemen:

Hess Legal Counsel, LLC has acted as counsel to Qnetic Corporation, a Delaware corporation (the "Company") in connection with the preparation and filing with the Securities and Exchange Commission of a Regulation A Offering Statement on Form 1-A (as amended or supplemented, the "Offering Statement") relating to the sale by the Company of up to 8,433,735 shares of Non-Voting-2 Preferred Stock ("Non-Voting-2 Preferred Stock") for total potential gross proceeds of $35,000,000.25, and up to 1,686,747 additional shares of Non-Voting-2 Preferred Stock being offered as investment bonuses. This opinion is being delivered in accordance with the requirements of Part III of Form 1-A. The shares of Non-Voting-2 Preferred Stock referred to herein as the "shares" and each, individually, as a "share".

In rendering this opinion, we have examined (i) the Offering Statement and the exhibits thereto, (ii) certain resolutions of the Company, relating to the issuance and sale of the shares, and (iii) such other records, instruments and documents as we have deemed advisable in order to render this opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to certain factual matters, we have relied upon resolutions and representations of the management of the Company and have not sought independently to verify such matters.

Based on the foregoing, and subject to the stated assumptions, we are of the opinion that when sold and issued against payment therefor, as described in the Offering Statement, the shares will be validly authorized, legally issued, fully paid and non-assessable.

Our opinion herein is expressed solely with respect to the Delaware General Corporation Law, as currently in effect, and we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. No opinion is being rendered hereby with respect to the truth, accuracy or completeness of the Offering Statement or any portion thereof.

The information set forth herein is as of the date hereof. We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the shares, the Offering Statement, or the circular included therein.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving such consent, we do not believe that we are "experts" within the meaning of such term as used in the Securities Act of 1933 or the rules and regulations of the Commission issued thereunder with respect to any part of the Offering Statement, including this opinion as an exhibit or otherwise.

Sincerely, /s/ Hess Legal Counsel LLC HESS LEGAL COUNSEL LLC